SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          CAL DIVE INTERNATIONAL, INC.
                 -------------------------------------------

                                (Name of Issuer)

                           Common Stock, no par value
                 -----------------------------------------

                         (Title of Class of Securities)

                                                      0001279141
                 ------------------------------------------
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   43rd Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 781-0866
                 -----------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 10, 1997
                 ------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 7 Pages

-----------------------                   ------------------------
CUSIP No.  0001279141             13D
------------------------                  -------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                      (b) |_|


------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)        |_|

-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
              NUMBER OF      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY             872,346 shares of Common Stock (See Item 5)
              OWNED BY
                EACH
              REPORTING
             PERSON WITH
-------------------------------------------------------------------------------
     8       SHARED VOTING POWER

             0 shares of Common Stock (See Item 5)
-------------------------------------------------------------------------------
     9       SOLE DISPOSITIVE POWER

            872,346   shares   of  Common Stock (See Item 5)
-------------------------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER

           0 shares of Common Stock (See Item 5)
-------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            872,346 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           |_|


-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.00% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 2 of 7 Pages

                         AMENDMENT NO. 2 OF SCHEDULE 13D


                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge"), registered as an investment advisor in the State of California, regarding shares of Cal Dive International, Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, no par value

                  Issuer:       Cal Dive International, Inc.
                                13430 Northwest Freeway
                                Suite 350
                                Houston, Texas  77040
                                Tel. No. (281) 618-0400


Item 2.           Identity and Background

                  There is no change in this section.


Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("PAL"), and Quantum Partners, LDC ("QUE") (collectively, the "Funds"), has invested approximately $18,877,293.49 in Common Stock of the Issuer as described in Item 5 below. CEF, CELP, COG, COG Int'l, PAL, and QUE, have invested approximately $5,911,633.02, $7,061,960.73, $1,533,441.56, $1,070,582.29, $291,446.74, and
$3,008,229.15, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction

                  There is no change in this section.

Item 5.           Interest in Securities of the Issuer

                  (a) As of December 12, 1997, Cambridge is the beneficial owner of 872,346 shares of Common Stock, or 6.00% of the shares outstanding. Of the 872,346 shares of Common Stock described above, (i) 299,888 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 330,729 are

                                               Page 3 of 7 Pages
deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (iii) 74,670 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 37,151 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 13,408 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of PAL; and (vi) 116,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on December 12, 1997 is based on an aggregate of 14,524,831 shares of Common Stock outstanding as reported in the Issuer's 10-Q dated September 30, 1997.

                  (b) Cambridge has the sole power to vote and dispose of shares of the Common Stock held for the institutional accounts of CEF, CELP, COG, COG Int'l., PAL, and QUE, mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge since the last filing are listed as Annex A attached hereto and made apart hereof.

                  (d) CEF, CELP, COG, COG Int'l, PAL, QUE, respectively, have the right to participate in the receipt of dividends and/or proceeds from the sale of securities held on behalf of such funds.

                  (e) There is no change in this subsection.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is change in this section.


                                               Page 4 of 7 Pages


---------------------------------------------------------------------------------------------
                                           CDIS
---------------------------------------------------------------------------------------------
           DATE    ACCOUNT          TRANS                             SHARES          PRICE
                                   (A/D)                                              ($)
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                4200            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                2500            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                1050            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                2200            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                1550            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                4200            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                1475             33.6
---------------------------------------------------------------------------------------------
         11/12/97  CEF               D                                 925            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                2200            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                1500            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                1500            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                2500            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                4200            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                1050            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                4200            33.62
---------------------------------------------------------------------------------------------
         11/12/97  CELP              D                                 950            33.62
---------------------------------------------------------------------------------------------
         11/12/97  COG               D                                4000            33.62
---------------------------------------------------------------------------------------------
         11/12/97  COGI              D                                2000            33.62
---------------------------------------------------------------------------------------------
         11/12/97  PAL               D                                 800            33.62
---------------------------------------------------------------------------------------------
         11/12/97  QUE               D                                 450            33.62
---------------------------------------------------------------------------------------------
         11/12/97  QUE               D                                 600            33.62
---------------------------------------------------------------------------------------------
         11/12/97  QUE               D                                 400            33.62
---------------------------------------------------------------------------------------------
         11/12/97  QUE               D                                1800            33.62
---------------------------------------------------------------------------------------------
         11/12/97  QUE               D                                1650            33.62
---------------------------------------------------------------------------------------------
         11/12/97  QUE               D                                1100            33.62
---------------------------------------------------------------------------------------------
         11/12/97  QUE               D                                1000            33.62
---------------------------------------------------------------------------------------------
         11/13/97  CEF               D                                5000            32.88
---------------------------------------------------------------------------------------------
         11/13/97  CEF               D                                 100            32.88
---------------------------------------------------------------------------------------------
         11/13/97  CEF               D                                6300            32.88
---------------------------------------------------------------------------------------------
         11/13/97  CEF               D                                 625            32.88
---------------------------------------------------------------------------------------------
         11/13/97  CELP              D                                6300            32.88
---------------------------------------------------------------------------------------------
         11/13/97  CELP              D                                2100            32.88
---------------------------------------------------------------------------------------------
         11/13/97  CELP              D                                 100            32.88
---------------------------------------------------------------------------------------------
         11/13/97  CELP              D                                3200            32.88
---------------------------------------------------------------------------------------------
         11/13/97  COG               D                                3575            32.89
---------------------------------------------------------------------------------------------
         11/13/97  COGI              D                                1625            32.89
---------------------------------------------------------------------------------------------
         11/13/97  PAL               D                                 250            32.84
---------------------------------------------------------------------------------------------
         11/13/97  PAL               D                                  75            32.84
---------------------------------------------------------------------------------------------
         11/13/97  QUE               D                                3250            32.88
---------------------------------------------------------------------------------------------
         11/14/97  CEF               D                                1850            31.37


                                               Page 5 of 7 Pages


---------------------------------------------------------------------------------------------
         11/14/97  CELP              D                                1800            31.37
---------------------------------------------------------------------------------------------
         11/14/97  COG               D                                 550            31.38
---------------------------------------------------------------------------------------------
         11/14/97  COGI              D                                 250            31.38
---------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                  50            31.75
---------------------------------------------------------------------------------------------
         11/14/97  QUE               D                                 400            31.35
---------------------------------------------------------------------------------------------
         11/14/97  QUE               D                                 100            31.34
---------------------------------------------------------------------------------------------
         11/17/97  CEF               D                                1850            31.99
---------------------------------------------------------------------------------------------
         11/17/97  CELP              D                                1800            31.99
---------------------------------------------------------------------------------------------
         11/17/97  COG               D                                 550               32
---------------------------------------------------------------------------------------------
         11/17/97  COGI              D                                 250               32
---------------------------------------------------------------------------------------------
         11/17/97  PAL               D                                  50               32
---------------------------------------------------------------------------------------------
         11/17/97  QUE               D                                 500            31.97
---------------------------------------------------------------------------------------------
         11/18/97  QUE               D                                7500            31.66
---------------------------------------------------------------------------------------------
         12/04/97  PAL               D                                1404            28.99
---------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                 900            27.98
---------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                 800            27.98
---------------------------------------------------------------------------------------------
         12/05/97  QUE               D                                 300               28
---------------------------------------------------------------------------------------------
         12/08/97  CEF               D                                3360            28.62
---------------------------------------------------------------------------------------------
         12/08/97  CEF               D                               12480            28.62
---------------------------------------------------------------------------------------------
         12/08/97  CEF               D                                6000            28.62
---------------------------------------------------------------------------------------------
         12/08/97  CEF               D                                1908            28.62
---------------------------------------------------------------------------------------------
         12/08/97  CEF               D                                2252            28.62
---------------------------------------------------------------------------------------------
         12/08/97  CELP              D                                 989            28.62
---------------------------------------------------------------------------------------------
         12/08/97  CELP              D                                5411            28.62
---------------------------------------------------------------------------------------------
         12/08/97  QUE               D                                2600            28.62
---------------------------------------------------------------------------------------------
         12/09/97  CEF               D                                3120            28.31
---------------------------------------------------------------------------------------------
         12/09/97  CEF               D                                 148            28.31
---------------------------------------------------------------------------------------------
         12/09/97  CEF               D                                3832            28.31
---------------------------------------------------------------------------------------------
         12/09/97  CELP              D                                 714            28.31
---------------------------------------------------------------------------------------------
         12/09/97  CELP              D                                1586            28.31
---------------------------------------------------------------------------------------------
         12/09/97  QUE               D                                1200             28.3
---------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                 332            27.49
---------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                2168            27.49
---------------------------------------------------------------------------------------------
         12/11/97  CEF               D                                2000            26.87
---------------------------------------------------------------------------------------------
         12/12/97  CEF               D                                1650            26.49
---------------------------------------------------------------------------------------------
         12/12/97  CELP              D                                 600            26.48
---------------------------------------------------------------------------------------------
         12/12/97  QUE               D                                 250            26.44
=============================================================================================


                                               Page 6 of 7 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998


                                                     CAMBRIDGE INVESTMENTS, LTD.


                                                     By:
                                                          Jocelyn E. Weingart,
                                                          Vice President



                                               Page 7 of 7 Pages